20549-0408

                                    March 30, 2005


Vito S. Pantilione, President
Parke Bancorp, Inc.
601 Delsea Drive
Washington Township, New Jersey  08080

Re: Parke Bancorp, Inc.
       Form S-4, amendment number 1, filed March 23, 2005
       File Number 333-122406

Dear Mr. Pantilione:

      We have given a full review to your amended Form S-4 and have the following comments. Where indicated, we think this document should be revised in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preservation of Nasdaq Listing, page 8

1. Please disclose in the second paragraph when this new rule was adopted.

2. We note your response to our prior comment number 13. We note on page 8, in the second sentence of the last partial paragraph, that "all" of the bank directors in January 2002 were involved. On page
53 you disclose that Mr. Dalton has been a director of the bank since
2001 and that Mr. Pennoni has been a director of the bank since
1998.
Reconcile this information with the apparently conflicting information in the first full paragraph on page 9 that two of the three directors are independent.

3. We reiterate our prior comment number 17. Here or elsewhere, as appropriate, please briefly disclose why the company is planning to fill the nine positions by resolution. We note the new related disclosure on page 9 in the first full paragraph. It does not appear that you are required to fill the positions by resolution.

Operating Results for the Years Ended December 31, 2004 and 2003 - page 23

Non-Interest Income - page 26

4. We note that other fee income increased due to increased loan fees. Please revise to disclose the nature of the loans fees recorded in other income.

Draft Consolidated Financial Statements

5. Please note that it is not our policy to comment on draft financial statements. The requirements of Form S-4 set forth the requirements for the financial statements to be included in the document. We may have further comments on your audited financial statements when they are filed.

Consolidated Statements of Shareholder`s Equity - page F-5

6. Please revise the line itemed "Net proceeds from issuance of common stock" to be more specific regarding the nature of the issuance. Make a similar revision to the corresponding line item in the Consolidated Statements of Cash Flows.

Note 3. Investment Securities - page F-13

7. Please revise this footnote to conform to your revisions related to prior comment 24.

Note 8. Bank-Owned Life Insurance - page F-18

8. Refer to prior comment 30.  Please revise to clarify that the
$2
million recorded in other assets represents the cash surrender value of the life insurances or cite the GAAP literature on which you relied in determining the amount to record. Refer to FASB Technical
Bulletin 85-4.

Exhibits

9. We note your response to our prior comment 34. Note Item 438 of
Regulation C. We reiterate that the nine directors to be appointed to the registrant`s board are known, have been named and barring unforeseen events there is no uncertainty as to their appointment. Please provide these consents for the nine bank directors to be moved to the registrant`s board.

Exhibit 8

10. As previously requested by prior comment 20, revise the first sentence to indicate that the material federal tax consequences are addressed. Also, revise the first sentence at Representations of Management, page 5 to indicate that the representations relied upon are factual representations and to delete the portion of the sentence beginning "regarding its treatment..." It is inappropriate for the firm opining to rely upon legal conclusions of the company.

General Accounting

11. In the cover letter to your next pre-effective amendment, please note any changes in the consolidated financial statements from the draft version included in this amendment.




						* * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct any questions on accounting matters to Michael
Volley,
at 202-824-5568 or to Donald Walker, Senior Assistant Chief
Accountant, at 202-942-1799. Please direct any other questions to David Lyon at 202-942-1796, or to me at 202-942-2889.

      						Sincerely,



							William C-L Friar
      Senior Financial Analyst



By fax : Tiffany A. Hasselman
	  Fax number 202-434-4661
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Parke Bancorp, Inc.
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